EIGHT BALL CORPORATION, DBA WESTCHESTER SPORTS GRILL
(Exact name of registrant as specified in its charter)

Nevada
(State of organization)	(I.R.S. Employer Identification No.)

5630 West Manchester Blvd. Los Angeles, CA  90045
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 768-0555.

Registrant's Agent: Shawn F. Hackman, A PC. , 3360 W. Sahara Ave. Suite 200, Las Vegas, NV 89102

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common


ITEM 1.	DESCRIPTION OF BUSINESS

Background

Eight Ball Corporation, dba Westchester Sports Grill (the "Company") is a Nevada corporation formed on October 9, 1997. Its principal place of business is located at 5630 West Manchester Blvd., Los Angeles, CA 90045. Westchester intends it Westchester Grill to serve drinks and food in an atmosphere featuring pool tables, displays of sports memorabilia, and TV monitors which would mainly show sporting events. On October 9, 1997, Westchester issued 50,000 shares of its common stock for $50,000 cash.. On September 15, 1998 Westchester completed a public offering that was offered without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration afforded by sections 4(2) and 2(b) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D promulgated thereunder. Westchester sold 100,000 shares at a price of $0.25 per share for a total amount raised of $25,000.

Business of Issuer

1)	Principal products or services and their markets:
The Company's mission is to finish developing and then operate its Westchester Sports Grill. Westchester intends its Westchester Sports Grill to serve drinks and food in an atmosphere featuring pool tables, displays of sports memorabilia, and TV monitors which would mainly show sporting events. The food includes a mix of American and Mexican food items.

2)	Distribution methods of the products or services:
All of the services of Eightball Corporation are conducted inside the premises, no food is delivered.

3)	Status of any publicly announced new product or service:
No new product or service to mention.

4)	Competitive business conditions and the Company's competitive position in the industry and methods of competition:
Currently in the immediate vicinity of the Westchester Sports Grill, there is a Burger King restaurant, a Pollo Loco restaurant, and a Denny's restaurant. Burger King is a large chain of restaurants specializing in a limited menu of hamburgers, fried potatoes, salads, chicken sandwiches, carbonated beverages, and malted milk drinks which are already cooked or prepared for immediate delivery. Pollo Loco is another large chain of restaurants which specialized in a limited menu of fried chicken, fried potatoes, and a few other items which are already cooked or prepared for immediate delivery. Denny's is a large chain of sit-down restaurants which specializes in an extensive menu of non ethnic foods which must be prepared before delivery.
Westchester believes it can successfully fill a niche in the local market for a restaurant and bar where middle and high-income patrons can lounge and drink alcoholic beverages at their leisure, be entertained by a sports atmosphere and live music, and eat high-quality American foods which generally are prepared after ordering.
Westchester doesn't believe its present nearby competitors, Burger King, Pollo Loco, and Denny's, offer comparable food, a bar serving alcoholic beverages, live entertainment, public dancing, a relaxed sports-oriented atmosphere featuring decorations of sports memorabilia, billiard tables, and TV monitors showing sports events and news. Westchester expects its Westchester Sports Grill patronage to include tourists, managers and highly paid employees from local factories and Los Angeles International Airport, students from the nearby police training center and local colleges, and residential customers from Westchester. Westchester believes many of its customers from time to time will desire something more than simply fast food. Westchester also believes that an aggressive advertising campaign, including discount coupons, will enable it to effectively compete and attract additional patronage.

5)	Sources and availability of raw materials and the names of principal suppliers:
Sources of product include Pepsi, Coke, Cisco products and media via pay per view. Occasionally small local vendors are used.

6)	Dependence on one or a few major customers:
Westchester intends for its Westchester Sports Grill to serve the residential, Loyola University, commercial, and tourist communities in the surrounding area. The restaurant's immediate neighborhood is an industrial, heavy-traffic area. Across one street is a police training center. Half a mile away is the Great Forum indoor arena with a maximum seating capacity of approximately 15,000. One mile away is the Los Angeles International Airport. Westchester anticipates its patronage to be non-seasonal.

7)	Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration:
Westchester anticipates its operations will not depend on patents, copyrights, trade secrets, know-how or other proprietary information. Therefore no steps have been undertaken to secure and protect any intellectual property. The Company's founders may be required to sign confidentiality agreements and covenants not to compete. At this time no agreement exists. No significant license agreements exists, and no such agreements are expected to exist.

8)	Need for any governmental approval of principal products or services and, if Westchester has not yet received that approval, the status of the approval within the government approval process:
All government approval was granted on or before June of 1998 prior to opening for business. According to the facility's conditional use permit, which was granted April 17, 1998 by the City of Los Angeles
(Case No. ZA 98-0031 (CUZ) (CUX)), public dancing, billiard tables, restaurant/sports bar, live entertainment, and the sale and dispensing of alcoholic beverages will be allowed on the premises. The dance floor may not exceed 100 square feet. No more than six billiard tables shall be permitted. Occupancy shall not exceed 125 persons.

9)	Effect of existing or probable governmental regulation on the business:No effect of government regulations.

10)	Estimated expenditures for research and development during the last two years, and the extent to which these costs are borne directly by customers:
The Westchester is in a developmental stage. No Company money was spent on research and development conducted during the last fiscal year. Westchester's founders have donated their own time, money, and efforts to research and develop Westchester's business plan. No Company money is expected to be spent during the next year on research and development. Westchester's founders will continue to develop and research Westchester's business plan without monetary compensation. Westchester's founders may receive stock in Westchester sometime in the future as compensation for their business development efforts. The amount has not been determined at this time.

11)	Costs and effect of compliance with federal, state, and local environmental laws:
Environmental laws are covered by Los Angeles City licenses and they are enforced by Regulatory state inspectors.

12)	Number of total employees and number of full-time employees:
The Sport Bar was open with 12 full time and 6 part time employees. Currently Westchester has 5 full time and 2 part-time. Management provides additional help.



ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

Westchester sports grill was opened to the public in July of 1998. Originally, management had a vision for light food fare for lunch. By local demand, however, the food itinerary was changed presently to a Mexican Food buffet for lunch. Sandwiches and finger foods are provided for dinner. Most orders are still under $8.
Westchester Sports Grill serves the residential, university, commercial and tourist communities in the surrounding area. The restaurants immediate neighborhood is an industrial, heavy-traffic area. Across one street is a police training center. Half a mile away is the Great Forum indoor arena with a maximum seating capacity of approximately 15,000. One mile away is the Los Angeles International Airport. Westchester anticipates its patronage to be non-seasonal.
Westchester Sports Gill is open from 11 a.m. to 2 a.m. Monday through Friday, and 9 a.m. to 2 a.m. Saturday and Sunday. Westchester believes these hours are optimum for attracting its targeted patrons.

Westchester Sports Grill serves alcoholic drinks and food in an atmosphere featuring billiard tables, displays of sports memorabilia, and TV monitors which mainly show sporting events.
At least two licensed uniformed security guards patrol inside and outside the property, including any associated parking areas. Security personnel are on duty continuously from later than 9 p.m. until one-half hour after closing of the facility for patron service on all days the facility is open for business.

Management has downsized the pool table area to make room for bands to play. Management has found one band that can currently satisfy the range of customers. However, management believes in the end it will need to find several bands for entertainment.

The Westchester's target markets include well-paid workers and managers, college and police training center students, tourists, and singles who desire quality food and alcoholic beverages served in a casual sports-oriented atmosphere. Current trends within the food industry according to the National Restaurant Association that the Company's menu and facility are designed to capitalize on are:
Value and convenience continue to drive industry growth.
Food away from home is no longer considered a luxury but a component of today's convenience-driven lifestyle.
Ambiance give restaurants a competitive edge. The 1990's have seen restaurant customers demanding more entertainment for their dollar which Westchester intends to deliver with the sports atmosphere of its Westchester Sports Grill.
Menu development is important to the management of Westchester Sports Grill. Westchester re-evaluates its menu on a regular basis, and all promotional menu items are to be tracked according to popularity and operating margin. Westchester prices and portions its entire menu to reflect a minimum cost of goods sold.
Westchester also attempts to monitor competing restaurants and bars in order to remain competitive. Westchester believes its most important competitive advantage over Burger King, Pollo Loco, and Denny's is its flexibility with respect to its menu.
Originally, management had a vision for light food fare for lunch. By local demand, however, the food itinerary was changed presently to a Mexican Food buffet for lunch. Sandwiches and finger foods are provided for dinner. Most orders are still under $8. Westchester still attempts to offer food fare somewhat different from the food which its three nearby aforementioned competitors offer. Westchester also attempts to design its food to take advantage of the current trends within the restaurant industry, and will stress freshness as a key component to its menu

Westchester operates under the theory that its customers will get their food prepared their way, within reason, when ordering.
Prices of the menu items and beverages will be set first and foremost by the grills overhead, the competition's range of prices. The
Company's goal is to maintain a balance of providing high quality food purchased at a lower cost in order to maximize profit margins.
Westchester will continue to promote its live entertainment, quality food, satisfactory service, and casual sports ambiance in order to draw in the local repeat patronage as well as tourists and to establish the Westchester Sports Grill in the community as a casual restaurant and bar, with alcoholic beverages and quality food served in a sports-oriented atmosphere. Westchester's advertising strategy includes:
Selecting local business and mass media publications with high specific market penetration.Using discount coupons and advertising in the dining section of the local newspapers.
Scheduling adequate frequency of ads to impact market with menu items and promotions. Where possible, position advertising in or near entertainment/food related editorials.
Promoting its live entertainment which Westchester provides within the limitations of the conditional use permit that the City of Los Angeles granted April 18, 1998 to its planned Westchester Sports Grill.
Taking advantage of special high-interest local holiday issues of local newspapers when possible.

Maximizing advertisement life with monthly and weekly publications. Establishing relationships with individuals who are in a position to recommend Westchester or direct business to the Company. Investigating the establishment of an Internet Web Site with links to local and possibly appropriate non-local Web sites. According to the National Restaurant Association, a very successful trend in 1996 that has continued to attract customers in 1997 is a valuable added promotional media plan. Westchester plans to specifically target customers directly through local publications and direct mailings, using the following approaches
Position Westchester as an interesting sports grill and bar with live entertainment, dancing, quality food, and alcoholic beverages. Favorably compare Westchester's expertise, advantages, services and products with other restaurants and bars. To be effective and to present a professional image to prospective patrons, Westchester expects its advertisements and marketing representatives to include reliance on a history of professional conduct, meticulous attention to detail, and a documented record of satisfaction by past patrons. Develop a sustained public relations effort in conjunction with ongoing contact with key editors and top-level reporters in local mass media. Invite the more influential reporters and editors from pertinent industry publications and/or mass media for visits to the Company's planned Westchester Sports Grill.
During a visit, each of the guests would receive a complete briefing on the Westchester Sports Grill, an opportunity to interview the Company's President and staff, and samples of the food and beverages.

If logistics or timing is a problem with the interviews, then Westchester could possible arrange interviews at local trade shows and fairs.
Participate in appropriate local trade shows and fairs. To reduce costs, Westchester may participate in other companies' booths as joint ventures.
Produce a comprehensive Company sales presentation incorporating computer slides, photograph albums, video tapes, audio cassettes, binder, a letter of introduction, and brochures. Combinations of this material to be used as the primary public relations tool for all target media editorial contact. Westchester expects such a presentation will also be effective for inclusion in press kits and sales packages. Track, wherever possible, the incremental revenue generated from it advertising, promotion and publicity efforts.
Westchester anticipates a portion of sales will be generated directly from its promotions, and another portion of indirect increase in sales through various channels.
Form strategic alliances with other companies in the restaurant and bar industries and other related industries.
These relationships may allow Westchester to offer inducements and discounts to special patron categories and to generate leads for future customers.
Develop a regular and consistent menu and activity update program for the major target media, keeping key editors abreast of the Company's menus and activities.
Establish contact with editorial staff for the purpose of being included in restaurant and bar "round-ups" in the mass media, where competing restaurant and bar services are compared. Westchester expects such exposure to build credibility and market acceptance.

Management

Management understands the importance of a strong management team which believes in day-to-day hands-on operational management covering all shifts. Westchester also believes in an experienced supporting advisory management team making up the Company's Board of Directors.

In addition to the management of day-to-day operations, Westchester's Officers plan to:
Oversee menu development, purchasing, portioning, pricing and inventory control including approval of all financial obligations of the company.
Plan, develop, and establish customer service policies and objectives as well as plan and establish all employee-related policies.
Hire and fire all employees of the Company
Manage working capital including receivables, inventory, cash and marketable securities.
Perform financial forecasting including capital budgeting, cash flow analysis, pro forma financial statements, and external financing requirements.
Prepare financial analysis of operations for guidance of management, including the preparation of reports which outline company's financial position in areas of income, expenses, and earnings, based on past, present and future operations.
Prepare budgets and financial forecasts and arrange for audits of company's accounts.
The duties of some types of the Company's officers and employees are summarized as follows:

PRESIDENT: Manages menu planning, advertising, public relations, sales and promotion, merchandising, and training. Identifies and researches new markets. Identifies and set strategy for reaching new markets. Evaluates competition.

VICE PRESIDENT OF FINANCE: Manages working capital including receivables, cash and market securities. Performs financial forecasting including capital budget, cash budget, pro forma financial statements, external financing requirements, and financial condition requirements.
Directs financial affairs to the organization. Prepares financial analysis of operations for guidance to management. Prepares reports which outline company's financial position in areas of income, expenses, and earnings, based on past, present and future operations. Directs preparation of budgets and financial forecasts. Arranges audits of company's accounts. If necessary, sets up and operates Company's computerized information system.

DIRECTOR OF MARKETING AND ENTERTAINMENT: Prepares and implements marketing plans and budgets. Formulates and purses publicity strategies. Generates and maintains lists of contacts. Tracks and identifies successful sales tactics. Assists with interviewing and hiring personnel. Designs and places advertisements and discount coupons. Arranges visits and interviews with mass media representatives and reporters. Selects, interviews, auditions, hires, and schedules live entertainment.

DIRECTOR OF FOOD AND BEVERAGES: Purchases food and beverages. Plans and prints menus and beverage selections. Interview, hires and trains waitstaff, chefs, cashiers, bartenders, and dishwashers. Monitors and assures quality of food and beverages. Sets and maintains sanitary standards. Ensures compliance with local health district regulations. Provides assistance where and when needed during peak periods and/or during temporary personnel shortages.
From time to time, Westchester may combine, rearrange, or assign new duties and responsibilities among its employees and officers. Westchester plans to keep the Westchester Sports Grill open a minimum of 360 days out of the year and use a minimum of two full shifts of personnel. Westchester believes peak business at its Westchester Sports Grill business will occur form Friday through Sunday, all day; lunch during the week and at night to the local residents, factory and office employees, police training center and university students and staff, and tourists. Westchester plans to add additional staff as the business cycle dictates.
Westchester believes continued success will be heavily dependent on the quality of its service and food. It must, therefore, assure that its employees provide a consistently high level of service from the beginning. Westchester plans to hire only experienced qualified people and ensure that its staff are adequately trained.
Westchester believes that its customers will emphasize service and support as one of their major concerns. Westchester believes that they will be impressed with the fast, full service that it plans to provide. Westchester particularly believes that they will be delighted with being able to modify menu selections to a reasonable degree, when ordering. The purpose for this service is to assure customer satisfaction and loyalty and to create satisfied word of mouth advertising.

Westchester plans to demand that its wait staff provide the very best in quality services to the customer making certain that they are happy and satisfied with their dining and bar experiences. Westchester plans to ensure that its personnel are thoroughly trained and undergo regular performance evaluations.
Westchester anticipates that none of Westchester employees will be subject to collective bargaining agreements. None of the Company's employees are on strike, or have been in the past three years.
Westchester is not aware of any existing or threatened strikes or workers' disputes. Sales commissions, bonuses, and corporate stock may be offered to employees as supplemental benefits or incentive arrangements.
At this time, Westchester currently offers no such benefits, and no plans to offer such benefits exist. Should Westchester need additional financing, Westchester may either rely on officers or shareholders providing additional financing or on additional equity financing via the issuance of additional shares.

ITEM 3.	DESCRIPTION OF PROPERTY.
Westchester currently has a five year lease for 4,100 square feet of space at 5630 West Manchester Avenue, Los Angeles, CA 90045 for $ 5,110.00 per month. This lease payment will continue from April 21, 1999 to April 21, 2002.

There are no affiliated parties involved regarding the lease.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth each person known to the Company, as of October 5, 1998, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown. No other directors or officers are shareholders.

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
PERSONS

The members of the Board of Directors of Westchester serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

As of January 1, 2000 Jose F. Garcia resigned as director. With the resignation of Mr. Garcia, no officers nor directors currently own shares in Eightball Corporation (d/b/a as Westchester Sports Grill).


Information as to the directors and executive officers of Westchester is as follows:

Name/Address                   Age                 Position

Alfonso Hernandez               30                 President/Director
3655 Campbell Rd.
Las Vegas, NV  89129


John Harred                     30                Secretary
3655 Campbell Rd.
Las Vegas, NV  89129


Eduardo Vega                    31                Treasurer
3655 Campbell Rd.
Las Vegas, NV  89129


Alfonso Hernandez               67                Director
3655 Campbell Rd.
Las Vegas, NV  89128








Alfonso Hernandez; President/Director

Alfonso Hernandez, Jr., age 30, is President and a Director of the Company.

Los Ponchos Grill, Westwood, CA.  Owner and manager 1992 to present.

EDUCATION

Degree earned in business administration in 1990, Loyola Marymount

University, Los Angeles, CA

John  Harred ; Secretary

Central Fish and Oyster dba the Fish Market, Los Angeles, CA.  General

Manger 1994 to present.  Duties included purchasing and staff supervision.

Quality Food, Los Angeles, CA.  Manger 1996 to present.  Duties included sales and distribution.

EDUCATION

B.S. Biology, Loyola Marymount University, Los Angeles, CA  Degree

granted in 1992.

Eduardo Vega; Treasurer

3XL Security, Los Angeles, CA.  Owner and operator 1997 to present.

Duties included personal security and security for movie sets and production.

NFL Arizona Cardinals, Phoenix, AZ. Professional football player 1992 to 1993. Duties included physical conditioning, football training, and playing professional football.

Wisky A Go Go and Roxy night clubs, Hollywood, CA. Security guard 1993 to 1997.

EDUCATION

Graduate in physical education, Memphis University, Memphis, TN 1991

Alfonso Hernandez, Sr.; Director

Hacienda del Rey restaurant, Los Angeles, CA. Owner and manager 1965 to present.

There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has not established any committees.

Conflicts of Interest

Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of Westchester may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Westchester does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Westchester and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, Westchester of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, Westchester has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

Although Westchester will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes Westchester will not be subject to regulation under the Investment Company Act of 1940 insofar as Westchester will not be engaged in the business of investing or trading in securities. In the event Westchester engages in business combinations which result in Westchester holding passive investment interests in a number of entities, Westchester could be subject to regulation under the Investment Company Act of 1940. In such event, Westchester would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Westchester has obtained no formal determination from the Securities and Exchange Commission as to the status of Westchester under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Westchester to material adverse consequences.

ITEM 6.	EXECUTIVE COMPENSATION

None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations. As of the date of this registration statement, Westchester has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.	LEGAL PROCEEDINGS

Westchester is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Westchester has been threatened.

ITEM 9.	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is not quoted on the over-the-counter market in the United States under the symbol . Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities and management does not intend to initiate any such discussions.

Market Price

The Registrant's Common Stock is not quoted at the present time. Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and
(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Currently management has no merger pending nor interest in a merger. Nor is there at present even a potential of Westchester acquiring or merging with any other entity.

Holders

As of May 1, 2000 there are 29 holders of the Company's Common Stock. On October 9, 1997 Westchester issued 50,000 shares of its common stock for $50,000 cash. On September 15, 1998, Westchester completed a public offering. Westchester sold 100,000 shares at a price of $0.25 per shares for a total amount raised of $25,000, pursuant to 504 of Regulation D.. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

Jose F. Garcia was issued 50,000 shares for financing provided to Eightball in the amount of $50,000.

The remaining shares were issued under a Rule 504 offering on July 7, 1998 at $0.25 a share, 100,000 shares offered and $25,000 raised.

The list of shareholders under this offering is listed below, this is also the most current list of shareholders.

Sean Abgarina                               2,000

Dewayne Ablett                              3,000


Shirley Ablett                              3,000


Denee M  Dow                                4,000


Richard Dow                                 4,000


Gary L. Fagg                                2,000


Jamie K. Fagg                               2,000


Nelda C. Fagg                               2,000


Thomas R. Fagg                              2,000


Jose F. Garcia                             50,000


Lucille A. Lopez                            6,000


Carlos V. Montoya                           2,000


Phillip Mortensen                           6,000


Brooke Osborne                              6,000


Shane Osborne                               3,000


Teresa Robinson                             4,000


Daniel J Robinson                           4,000


Keith Rollins                               2,000


Cavell Singh                                6,000


Don Singh                                   4,000


Geri Singh                                  4,000


Julee Singh                                 4,000


Kishan Singh                                4,000


Nathan  Singh                               6,000


Boyd R Urie                                 2,000


Tammy J. Whitmore                           6,000


James A. Wilson                             2,000


Lizabeth A. Wilson                          2,000



Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

With respect to the sales made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted. All of the shareholders of Westchester have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell his/her respective securities until such time as Westchester has successfully consummated a merger or acquisition. Further, each shareholder has placed his/her respective stock certificate with the Company's legal counsel, who has been instructed not to release any of the certificates until Westchester has closed a merger or acquisition. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 11.	DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common, of which 150,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by Westchester from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Authorized shares that are not outstanding are for potential future expansions or mergers. Currently there are no mergers or acquisitions plans, nor are there any plans to give additional shares to officers or directors.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Westchester and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of Westchester in most cases for any liability suffered by them or arising from their activities as officers and directors of Westchester if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of Westchester are accountable to Westchester as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where Westchester has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in Westchester in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.	FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.
FINANCIAL STATEMENTS

EXHIBITS

1.	Articles of Incorporation. (Incorporated By Reference)

2.	By-Laws                    (Incorporated By Reference)




SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Eight Ball Corporation

By:
Alfonso Hernandez, Jr., President




EIGHT BALL CORPORATION
FINANCIAL STATEMENTS
March 31, 2000


EIGHT BALL CORPORATION
CONTENTS



                                                PAGE
                                                ----

INDEPENDENT AUDITOR'S REPORT                      1

FINANCIAL STATEMENTS

   BALANCE SHEET                                  2

   STATEMENT OF OPERATIONS                        3

   STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY   4

   STATEMENT OF CASH FLOWS                        5

   NOTES TO FINANCIAL STATEMENTS                  6-7



KDS
KURT D. SALIGER, CPA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
EIGHT BALL CORPORATION
LAS VEGAS, NEVEDA

   I HAVE AUDITED THE ACCOMPANYING BALANCE SHEET OF EIGHT BALL CORPORATION, AS OF March 31, 2000 AND THE RELATED STATEMENTS OF OPERATIONS,
STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE YEAR THEN ENDED.  THESE
FINANCIAL STATEMENTS ARE THE RESPONSIBILITY  OF THE COMPANY'S MANAGEMENT.
MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATMENTS BASED ON MY AUDIT.

   I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

   In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eight Ball Corporation at March 31, 2000 and the results of their operations their cash flows for the year then ended in conformity with generally accepted accounting principles.

Kurt D. Saliger, CPA
May 2, 2000

5000 W. Oakey, Suite A-4
Las Vegas, NV 89146



EIGHT BALL CORPORATION
BALANCE SHEET
March 31, 2000

                       ASSETS
CURRENT ASSETS
   CASH                                     $145
   INVENTORY                                $12,442
   ACCOUNTS RECEIVABLE                      $0
                                            ------
       TOTAL CURRENT ASSETS                 $12,587

PROPERTY AND EQUIPMENT, NET                 $21,219

OTHER ASSETS                                $0
                                            -------
                       TOTAL ASSETS         $33,806
                                            =======


        LIABILITES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   ACCOUNTS PAYABLE                         $39,523
   ACCURED LIABILITIES                      $20,278
   CURRENT PORTION, LONG TERM DEBT          $0
                                            -------
        TOTAL CURRENT LIABILITIES           $59,801

LONG-TERM DEBT                              $0
STOCKHOLDERS'EQUITY
   COMMON STOCK, $.001 PAR VALUE
   AUTHORIZED 50,000,000 SHARES; ISSUED
   AND OUTSTANDING 150,000 SHARES
   DECEMBER 31, 1999                        $150

   ADDITIONAL PAID IN CAPITAL               $74,850

   RETAINED EARNINGS (DEFICIT)              ($100,995)
                                            ----------

   Total Stockholders' Equity               ($25,995)

         TOTAL LIABLITIES AND
         STOCKHOLDERS' EQUITY               $(33,806)
                                            ==========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


EIGHT BALL CORPORATION
STATEMENT OF OPERATIONS
FROM JANUARY 1, 2000 TO March 31, 2000


REVENUES                                      $70,022
COSTS OF REVENUES                             ($28,444)
                                              ---------
         GROSS PROFIT                         $41,578

OPERATION EXPENSES
         SELLING, GENERAL AND
                  ADMINISTRATIVE              $40,828
         DEPRECIATION                         $786

         TOTAL OPERATION EXPENSES             $41,614
                                              ---------
         INCOME  (LOSS) FROM OPERATIONS       ($36)
Other Income (expenses)
         Gain on sale of assets                $0
         Interest expense                      $0
                                               --------
INCOME (LOSS) BEFORE INCOME TAXES              ($36)
         INCOME TAXES                          $0
                                              ---------
         NET PROFIT (LOSS)                    ($36)
                                              =========

         NET PROFIT (LOSS)
         PER SHARE                            ($0.0002)

         AVERAGE NUMBER OF
         SHARES OF COMMON
         STOCK OUTSTANDING                    150,000
                                              =========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


EIGHT BALL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
MARCH 31, 2000


COMMON STOCK
------------

                          NUMBER                       ADDITIONAL   RETAINED
                           OF            AMOUNT        PAID IN      EARNINGS
                          SHARES                       CAPITAL      (DEFICIT)
                          ------         ------        ----------   ---------
BALANCE JANUARY
  1, 1997                 0              $0            $0           $0

OCTOBER 9, 1997
ISSUED FOR CASH           50,000         $50           $49,950

NET (LOSS) FOR
THE PERIOD OCTOBER 9,
1997 (INCEPTION) TO
DECEMBER 31, 1997                                                   ($1,227)
                          ------         ------        ----------   ---------
BALANCE DEC. 31, 1997     50,000         $50           $49,950      ($1,227)


SEPTEMBER 15, 1998
PUBLIC OFFERING
REGULATION D
ISSUED FOR CASH           100,000        $100          $24,900

NET (LOSS) JANUARY 1, 1998
TO DECEMBER 31, 1998                                                ($61,600)
                          -------        ----          -------      ---------
BALANCE DECEMBER
   31, 1998               150,000        $150          $74,850      ($62,827)

NET (LOSS) JANUARY 1, 1999
   TO DECEMBER 31, 1999                                             ($38,132)

NET (LOSS) JANUARY 1, 2000
   TO MARCH 31, 2000                                                ($36)
                          -------        ----          --------     ---------

BALANCE MARCH
   31, 2000               150,000        $150          $74,850      ($100,995)
                          =======        ====          =======      ==========


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

EIGHT BALL CORPORATION
STATEMENTS OF CASH FLOWS
FROM JANUARY 1, 2000 TO MARCH 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME (LOSS)                                     ($36)
Adjustments to reconcile net income (loss)
to cash provided by operating activities:
        Depreciation                                  $786
        Decrease in accounts receivable               $0
        Increase in inventory                         ($2,740)
        Increase in accounts payable                  ($11,350)
        Increase in accrued liabilities               $13,240
                                                      ----------
Net cash provided by operating activities             ($100)
                                                      ----------

CASH FLOWS FROM INVESTING ACTIVITIES
        Purchase of property and equipment            $0
                                                      ----------
Net cash (used in) investing activities               $0
                                                      ----------
CASH FLOWS FROM FINANCING ACTIVITIES
        Issue common stock                            $0
                                                      ----------
        Net increase (decrease) in cash               ($100)
        Cash, January 1, 2000                         $245
                                                      ----------
        Cash, March 31, 2000                          $145
                                                      ==========


See accompanying notes to financial statements.



EIGHT BALL CORPORATION
NOTES TO FINANCIAL STATEMENTS
March  31, 2000


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

   The Company was organized October 9, 1997 under the laws of the State of Nevada, under the name Eight Ball Corporation. The Company operates in the pool hall and restaurant industries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Accounting Method
   The Company records income and expenses on the accrual method of accounting.

   Estimates
   The preperation of financial statments in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and equivalents
   For the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of March 31, 2000.

   Inventory
   Inventories are stated at the lower of cost (which approximates first-in, first-out cost) or market.

   Property and equipment
   Property and equipment is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset of three to seven years.

   Income taxes
   Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109)
 "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differenced between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

   Loss Per Share
   Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share." Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would result if dilutive common stock equivalents had been converted to common stock. As of March
31, 2000, the Company had no dilutive common stock equivalents such as stock options.

NOTE 3 - STOCKHOLDERS' EQUITY

   The authorized common stock of Eight Ball Corporation consists of 50,000,000 shares with a par value of $0.001 per share.
   On October 9, 1997, the Company issued 50,000 shares of its common stock for $50,000 cash.
   On September 15, 1998, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration afforded by sections 4 (2) and 2 (b) of the Securities Act and Regulation D promulgated thereunder. The Company sold 100,000 shares at a price of $0.04 per share for a total amount raised of $25,000.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

   Operating leases
   The Company leases retail space for its restaurant and pool hall. The facility lease is for a period of two years and five months. The lease provides a renewal option of two five year additional terms. Total rent expense was $14,592 for the period ended March 31, 2000.
   Estimated future minium lease payments as of March 31, 2000 are as follows:

     Year ending December 31, 2000       $0
     Year ending December 31, 2001       $0
     Year ending December 31, 2003       $0
     Year ending December 31, 2004       $0
                                         --------
                                         $0